EXHIBIT 17.1

RESIGNATION

I, Sanjay Sabnani, Chief Executive Officer, President, Secretary, Treasurer, Chief Financial Officer and a director of CrowdGather, Inc., a Nevada corporation (“Company”), hereby tender and submit my resignation as the Company’s Chief Financial Officer, such resignation to be effective upon this 27th day of January 2009. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Sanjay Sabnani
Sanjay Sabnani